15046865

C M

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 52nd Street, 5th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Revere Securities LLC ,as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

GREGORY SCOTT WILDEMAN
Notary Public - State of New York
NO. 01WI6243656
Qualified in New York County
My Commission Expires 6/20/15

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital (Under Rule 15c3-1 of the SEC and Regulation 1.17 of the CFTC).
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Revere Securities LLC
A Wholly Owned Subsidiary of Revere Investment Holdings LLC
Statement of Financial Condition
December 31, 2014

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Revere Securities LLC

We have audited the accompanying statement of financial condition of Revere Securities, LLC as of December 31, 2014. This financial statement is the responsibility of Revere Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Revere Securities as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

New York, New York
February 28, 2015

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

REVERE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Current assets:		
Cash and cash equivalents	$	5,164
Receivables from clearing broker		279,557
Other receivables		81,797
Securities, owned at fair value		75,371
Prepaid expenses and other current assets		29,221
Total current assets		471,110
Furniture and equipment, net of accumulated depreciation		8,414
Other assets:		
Deposit accounts with clearing brokers		333,401
Security deposits		19,777
Total other assets		353,178
Total assets	**$**	**832,702**
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable, accrued expenses and other liabilities	$	54,922
Commissions payable		201,885
Due to affiliates		23,872
Total liabilities		280,679
Member's equity:		
Member's equity		552,023
Total member's equity		552,023
Total liabilities and member's equity	**$**	**832,702**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Securities LLC (the "Company") (formerly Revere Securities Corp.) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is organized in Delaware and is headquartered in New York City with offices in various states.

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States. All customer transactions are cleared on a fully disclosed basis through independent clearing firms. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and therefore has claimed exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule. In addition, the Company is also exempt from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule, for private placements.

In addition, the Company earns commissions on negotiating the sale of annuity contracts.

On January 1, 2014, the Company changed its legal structure from a C Corporation to a Limited Liability Company (LLC). Accordingly, the shareholders of Revere Securities Corp. exchanged their shares for membership interests in Revere Investment Holdings LLC (Holdings). The Company is now a wholly owned subsidiary of Holdings. Holding's liability is limited to the amount of its investment in the Company. The liability of Holdings for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these

estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limits.

Securities, owned at fair value

Securities are recorded on the trade date as if they have settled.

Revenue Recognition

The Company records security transactions, including commission revenue and expense on a trade-date basis. The Company also earns commissions from the sale of annuity products, investment banking and investment advisory services.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line methods over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

The Company is a wholly owned subsidiary of Holdings, and as a single member LLC it is a disregarded entity for tax purposes. All taxable amounts flow through into Holdings for the tax year 2014. Holdings has elected to be treated as a partnership for federal and state income tax purposes. All income, gains, losses and credits retain their character and pass through directly to the individual members.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2014, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

The Company's income tax returns for years 2011 through 2013 are open for examination by federal, state and local income tax authorities.

3. Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Equities	$ 75,371	$ -	$ -	$ 75,371
Total assets at fair value	$ 75,371	$ -	$ -	$ 75,371

4. Furniture and Equipment

Furniture and equipment consists of:

	Estimated Useful Life – Years	
Furniture	7	$30,850
Equipment	5	42,023
		72,873
Less: Accumulated Depreciation		64,459
		$8,414

5. Due to Affiliates

Due to affiliates represents the balance in the intercompany accounts at the end of the year and amounts due to a member in Holdings. During the year, the Company and its affiliates share various expenses such as rent, shared employees, regulatory and compliance fees, and charge each other for their respective share of such costs (See Note 7). At December 31, 2014, the Company owed its affiliate and a member in Holdings a total of $23,872.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions,

and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2014.

7. Related Parties

The Company subleases office space in New York City from Revere Capital Advisors, LLC (a member of Holdings or "RCA") on a monthly basis. The effective date of the agreement is January 1, 2010.

The Company insures itself and RCA for errors and omissions. During 2014, the Company charged approximately $17,000 in premiums to RCA.

RCA provides advisory services to the Company for which the Company is charged an agreed-upon fee. For the year ended December 31, 2014, the Company paid $90,000 to RCA for these services.

The Company recorded a management fee of $767,520 from Revere Wealth Management LLC ("RWM"), another wholly owned subsidiary of Holdings. The Company incurs and pays costs for RWM and earns a management fee from RWM.

8. Commitment and Contingencies

Operating Lease

The Company is obligated under an operating lease for office space in Boca Raton which expires on November 30, 2015. The Company is also obligated under an operating lease for office space in Riverhead, which expires on June 30, 2015. A lease was signed for the Boston office, effective January 1, 2014, which expires on June 30, 2015. A lease was signed for the New York office, effective January 1, 2015, which expires on December 31, 2016.

Future minimum lease payments for noncancelable leases at December 31, 2014 are as follows:

Year Ending December 31, 2014	Minimum Lease Payment
2015	$296,490
2016	$177,296
Total	$473,786

Regulatory Matters

In the ordinary course of business, the Company is subject to inquiries from certain regulators. During 2014, the Company was examined by FINRA, however a final examination letter has not yet been issued. Although the ultimate outcome of the foregoing regulatory examination cannot be predicted with certainty, in the opinion of management, the outcome of this matter is not expected to have a material impact on the Company's financial condition.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company is also required to compute its net capital pursuant to regulation 1.17 of the Commodity Future Trading Commission.

As of December 31, 2014 the Company had net capital of $462,269, which was $362,269 in excess of its minimum net capital of $100,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was .61 to 1.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by two other broker-dealers in securities pursuant to clearance agreements. Although the Company clears its transactions through other broker-dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2014, substantially all the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from two clearing brokers. The Company is subject to credit risk should these brokers be unable to fulfill their obligations.